Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Consolidated Communications Holdings, Inc. and SureWest Communications that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-180407) and related Prospectus of Consolidated Communications Holdings, Inc. for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 2, 2012, with respect to the consolidated financial statements of SureWest Communications, and the effectiveness of internal control over financial reporting of SureWest Communications, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Sacramento, California
April 9, 2012